Exhibit 16.1

March 18, 2021

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Universal Logistics Holdings, Inc.

File No. 0-51142

Dear Sir or Madam:

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on March 17, 2021 to be filed by our former client, Universal Logistics Holdings, Inc.  We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ BDO USA LLP